

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 19, 2007

Mail Stop 7010

By U.S. Mail and facsimile (415) 989-3796

Dean L. Cash
Chief Executive Officer
ATEL 12, LLC
600 California Street, 6th Floor
San Francisco, California 94108

> **Re: ATEL 12, LLC**
> **Registration Statement on Form S-1**
> **Filed April 19, 2007**
> **File No. 333-142034**

Dear Mr. Cash:

This is to advise you that a preliminary review of the above registration statement indicates that it fails to include disclosure of the operating results of prior programs for offerings that closed within the past five years for the year ended December 31, 2006, as required by Table III to Securities Act Industry Guide 5. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Sincerely,

Pamela A. Long
Assistant Director

cc: Paul J. Derenthal (*via facsimile* 415/981-4840)
        Derenthal & Dannhauser
        One Post Street, Suite 575
        San Francisco, California 94104